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                            October 18, 2021

       Meishuang Huang
       Chief Executive Officer
       Antelope Enterprise Holdings Ltd
       Jinjiang Hengda Ceramics Co., Ltd.
       Junbing Industrial Zone, Jinjiang City
       Fujian Province, PRC

                                                        Re: Antelope Enterprise
Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed September 27,
2021
                                                            File No. 333-258782

       Dear Ms. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2021 letter.

       Form F-3/A filed September 27, 2021

       Prospectus Summary, page 3

   1. We note your response to prior comment 4. Please also discuss the risks and uncertainties that rules and
regulations in China can change quickly with little advance notice.
 Meishuang Huang
FirstName LastNameMeishuang
Antelope Enterprise Holdings LtdHuang
Comapany
October 18,NameAntelope
            2021          Enterprise Holdings Ltd
October
Page 2 18, 2021 Page 2
FirstName LastName
       Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Ralph V. De Martino